# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JP Morgan Active China ETF, CIK 0001485894
CUSIP: 46654Q880
Title of class of securities: Common Stock - ETF
Address of issuer's principal executive offices: 390 Madison Avenue, New York, United States (X1), 10017
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001318011

## Reporting persons
- Weil Company, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 29,647; shared voting power 0; sole dispositive power 29,647; shared dispositive power 0; aggregate amount beneficially owned 29,647 (10.81% of the class)

## Item 1. Issuer
Name of issuer: JP Morgan Active China ETF
Address of issuer's principal executive offices:
390 Madison Avenue, New York, UNITED STATES
10017

## Item 2. Person Filing
Name of person filing: Weil Company, Inc.
Address of principal business office or, if none, residence:
11236 EL CAMINO REAL
SUITE 200
SAN DIEGO, California
92130
Citizenship: Weil Company, Inc. - CALIFORNIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 29,647
Percent of class: 10.81
Sole power to vote or to direct the vote: Weil Company, Inc. - 29,647
Shared power to vote or to direct the vote: Weil Company, Inc. - 0
Sole power to dispose or to direct the disposition: Weil Company, Inc. - 29,647
Shared power to dispose or to direct the disposition: Weil Company, Inc. - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Weil Company, Inc.: Laura Sword, Laura Sword/CFO, CCO (10/02/2026)